October 17, 2018

Mark A. Culhane
Executive Vice President and Chief Financial Officer
Teradata Corporation
10000 Innovation Drive
Dayton, Ohio 45342

       Re: Teradata Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           Form 10-Q for Quarterly Period Ended June 30, 2018
           Filed August 6, 2018
           File No. 001-33458

Dear Mr. Culhane:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Quarterly Period Ended June 30, 2018

Condensed Consolidated Statements of Income (Loss), page 3

1. We note you have separately presented a line for Recurring revenue. Tell us how this presentation complies with Article 5-03 of Regulation S-X. In this regard, we note from your disclosure on page 10 that revenue from subscription licenses are recognized upfront at a point in time unless the customer has a contractual right to cancel. Please quantify for us amounts related to subscription licenses that are recognized upfront and amounts that are recognized on a month-to-month basis.
 Mark A. Culhane
Teradata Corporation
October 17, 2018
Page 2
Note 3. Revenue from Contracts with Customers, page 9

2. Please describe for us the nature of the services being provided in your service model arrangements and how these services differ from your cloud offerings. Also, refer to the authoritative guidance that supports your accounting for these arrangements.
3. We note your subscription amounts include revenue from your rental offering, which is accounted for outside the scope of ASC 606. Please quantify these amounts for us. Refer to ASC 606-10-50-4(a).
4. Revise to disclose the methods used to recognize revenue from consulting services and explain why such methods provide a faithful depiction of the transfer of the services.
         Refer to ASC 606-10-50-18.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joyce Sweeney, Staff Accountant, at 202-551-3449 or Christine Dietz,
Assistant Chief Accountant, at 202-551-3408 with any questions.



                                                             Sincerely,
FirstName LastNameMark A. Culhane
                                                             Division of
Corporation Finance
Comapany NameTeradata Corporation
                                                             Office of
Information Technologies
October 17, 2018 Page 2                                      and Services
FirstName LastName